SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

Amendment No. 4

to

ANNUAL REPORT

of

PROVINCE OF MANITOBA

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2018

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PHYLLIS YAFFE

Canadian Consulate General

1251 Avenue of the Americas

New York, New York 10022

Copies to:

ROBERT E. BUCKHOLZ	JIM HRICHISHEN
Sullivan & Cromwell LLP	Deputy Minister of Finance
125 Broad Street	Province of Manitoba
New York, New York 10004	Department of Finance
Room 109, Legislative Building
450 Broadway
Winnipeg, Manitoba Canada
R3C 0V8

*	The Registrant filed this annual report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2018 to add the following exhibits:

Exhibit 99.1	Underwriting Agreement, dated as of April 9, 2019, relating to the Province’s 2.600% Global Debentures Series GX due April 16, 2024 (the “Debentures”);

Exhibit 99.2	Fiscal Agency Agreement, dated as of April 16, 2019, relating to the Debentures;

Exhibit 99.3	Form of Debenture;

Exhibit 99.4	Opinion of a Crown Counsel of the Department of Justice of the Province (including Orders-in-Council attached as annexes thereto); and

Exhibit 99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Winnipeg, Canada on April 16, 2019.

Province of Manitoba

By:	/s/ Don Delisle
Don Delisle

EXHIBIT INDEX

Exhibit Number	Description

99.1	Underwriting Agreement, dated as of April 9, 2019, relating to the Province’s 2.600% Global Debentures Series GX due April 16, 2024 (the “Debentures”)

99.2	Fiscal Agency Agreement, dated as of April 16, 2019, relating to the Debentures

99.3	Form of Debenture

99.4	Opinion of the Director of Civil Legal Services of the Department of Justice of the Province (including Orders-in-Council attached as annexes thereto)

99.5	Itemized list of expenses incurred or borne by or for the account of the Province in connection with the sale of the Debentures